Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is the text of questions and answers that Biogen has prepared for dissemination to employees via the Company’s intranet site.

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Questions and Answers for
Employees

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About the Deal

1.	Why didn’t Biogen let employees know that it was considering a merger?

We very much wanted employees to learn about the merger as soon as possible. But when two publicly-traded companies are contemplating a transaction like this, knowledge of the plans must be restricted to as few individuals as possible until the Board approves the transaction and the merger agreement is signed and publicly announced. Now that the merger agreement is signed, we can (and will) communicate throughout the integration planning process.

2.	Why are we merging now? Couldn’t we accomplish the same goals on our own?

Three strategic issues for Biogen were recently identified at the annual shareholders meeting. They were:

■	Revenue diversification and growth

■	More breadth and depth to the pipeline

■	Achieving leverage on our investments of the past three years

IDEC has a similar challenge. This merger addresses all three issues for both companies in a significant way and frees up more resources to focus on strengthening the pipeline.

3.	Why is this merger good for Biogen?

We believe that combination will enhance Biogen’s long-term value by enabling it to discover, develop and commercialize drugs more quickly and efficiently. In addition:

■	Biogen’s revenue will be diversified and our combined businesses are expected to have a far stronger revenue growth rate which will fund the growing investment in R&D

■	Capital can be used more efficiently and in a higher value added way so that the infrastructure we each have (manufacturing, IT, etc.) will become more productive and be leveraged

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■	IDEC’s oncology sales force fulfills Biogen’s eventual need for U.S. commercial oncology infrastructure

4.	How did you know that IDEC was the best partner for Biogen?

The companies’ scientists and management teams have known and respected their counterparts for years. This led to a collaborative agreement in cancer, begun earlier this year, out of which grew both a closer relationship and the recognition that we each had the strategic pieces that the other was looking for. In addition, the two cultures are very similar and the management teams share the same values and philosophy for the future of the company.

During the negotiations on our oncology collaboration with IDEC, it became apparent to both companies that we were very compatible. We concluded that a merger would be successful and we recognized that now was the right time to pursue this opportunity given the goals and direction of each company.

5.	Who will be on the board of directors?

The Board of Directors of the combined company will consist of 10 directors, five chosen from each company, plus the current Chairman from each company. The directors will be identified prior to the close of the merger.

6.	What are the terms of the transaction?

This is a true merger of equals and will be accomplished by a stock-for-stock exchange by Biogen stockholders that is tax-free for investors and both companies. On a pro-forma basis, Biogen and IDEC shareholders will each own approximately 50% of the stock of the combined company.

7.	Some mergers sound great on paper, but don’t seem to work very well in reality. How do we know this transaction will be successful?

We believe our two companies are unusually well suited for a very manageable integration, due to strong and experienced leadership, the complementary nature of the two companies’ operations, and the existing foundation of scientific and cultural respect that helped lead to our merger talks in the first place.

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The integration of the two companies operationally is not daunting — but it will require execution. The more important issue is to create a common vision and culture. This will be the path to success.

8.	What will be the responsibilities of Bill Rastetter as Chairman of BIOGEN IDEC?

Bill will be responsible for:

■	Corporate Governance, including liaison with the Board

■	Discovery Research

■	Corporate Strategy

■	Public Policy

■	Portfolio Strategy

■	New Ventures. (This is a new initiative. As a combined company we can put our financial and scientific resources to work and we intend to form more collaborations with early stage products/companies.)

9.	As CEO, what will Jim Mullen be responsible for?

Jim will be responsible for:

■	Commercial operations, Sales and Marketing, and International

■	Development, including Medical Research, Clinical Development, Preclinical Development

■	Product/Process Development

■	Technical Operations, including Manufacturing, Engineering, Supply Chain

■	Quality

■	Business Development

■	Program and Alliance Management

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■	Legal

■	Portfolio Management

■	Regulatory Affairs

■	Medical Affairs

■	Finance

■	IT

■	Human Resources

■	Investor Relations

■	Government Affairs

10.	What needs to happen before the merger is complete?

Now that the merger agreement has been signed, we will be making appropriate filings to seek approval from antitrust regulatory authorities and will be filing a joint proxy statement/prospectus with the SEC. We will then request shareholder approval. At that point, the merger can close. We expect that this will happen late in the third quarter or early in the fourth quarter of this year.

11.	Will we be merging with or acquiring other companies?

The combined company will focus first and foremost on capturing the potential created by this merger. It would be up to the Board of the combined company to consider whether and when any merger/acquisitions and alliance activity would be appropriate and in the interests of the combined company and its shareholders.

About Our Jobs

12.	How many employees will be laid off as a result of the merger and from what areas of the company will they come?

We are committed to retaining the vast majority of employees from both companies. Unfortunately, there will be cases where redundant activities and over-capacity may

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necessitate reductions. At this point, we do not know the specifics. However you can be sure that affected individuals will be treated fairly, honestly, and with respect.

13.	When will we know if our jobs will be eliminated?

The length of the post-announcement period prior to closing of the merger will be minimized to the extent possible. During the period from announcement to closing, an integration planning team will recommend how to best integrate the two companies. At closing, we should have a detailed plan ready to be implemented, including organizational structure and job assignments. The details of this plan will determine the length and scope of the transition in each area. We understand your concerns and are committed to notifying affected employees of their status with the new company as soon as possible.

14.	Will we offer a severance package for an employee whose job is eliminated?

Yes. As part of the integration planning and due diligence effort, both companies have developed a special merger severance program for employees whose employment is terminated as a result of this merger. This program will provide defined salary and benefit continuation for affected employees.

15.	Will I be able to volunteer for severance?

No; severance is a program for those whose employment is terminated as a result of the merger.

16.	Will anyone from Biogen or IDEC have to relocate?

Yes. Bill Rastetter, Bill Rohn, and Nabil Hanna will establish Boston area residences to increase their access across the new organization. We will likely also offer some individual assignments that require relocation.

17.	If I have to relocate in order to stay with the company, will relocation benefits be available to me, and what will they consist of?

A relocation package will be provided; details yet to be developed.

18.	What will be the selection process to staff open positions in the combined company?

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Employees with appropriate skills and experience from both companies will be chosen to fill the positions. Staffing of the combined organization will be completed as soon as practical.

19.	Will the combined company be staffed equally from Biogen and IDEC (50/50)?

No. The two companies are quite different in size. Biogen has over 2,700 employees and IDEC has 1,000 employees. The objective is to create the most effective organization.

About Our Pay and Benefits

20.	Will our compensation and benefits change as a result of the merger?

An HR transition planning team is being formed that will study compensation and benefit programs on a worldwide basis. The team will recommend programs and plans that are appropriate and competitive for the combined company.

21.	What happens to employee retirement benefits?

The integration planning team will take a look at what both companies offer employees in connection with integration planning. Vested and accrued benefits will not be reduced by the transaction. It is expected that combined company future retirement benefit arrangements will be provided through a 401(k).

22.	What happens to employee stock options?

All Biogen options would convert to options to purchase IDEC shares. To calculate the conversion of Biogen options, an option holder should multiply the number of shares of Biogen stock underlying the option by 1.15 (the share exchange ratio in the merger agreement) and divide the exercise price of their Biogen option by 1.15.

Getting More Information

23.	How will continuing communications to employees be handled?

Employees will receive regular merger updates throughout the transition planning period and once integration begins after the close.

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24.	Who can I talk to if I have questions or concerns?

There will be a place on Bionet to post questions and responses. You may also contact your manager with questions.

Safe Harbor Statement

This document contains “forward-looking” statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements’ current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.

For more detailed information on the risks and uncertainties associated with each company’s business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials, when they become available, because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at

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www.idecpharm.com. Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction will be included in the joint proxy statement/prospectus.